Exhibit 99.1

BitFuFu Announces May 2025 Bitcoin Mining and Operation Updates, Highlighting Record Hashrate of 34.1 EH/s

●	Bitcoin production increased 91.4% month-over-month to 400 BTC.

●	Total hashrate under management increased 20.5% month-over-month to 34.1 EH/s as of May 31, 2025.

●	Total power capacity under management increased 15.0% month-over-month to 651 MW across five continents as of May 31, 2025.

SINGAPORE, June 4, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for May 2025.

“To meet the continued strong demand for cloud mining services, in May we further expanded our hashrate and power capacity to record levels of 34.1 EH/s and 651 MW, respectively,” said Leo Lu, Chairman and CEO of BitFuFu.

“In May 2025 alone, BitFuFu mined 400 BTC, including 357 BTC mined by our cloud-mining customers. The significant increase in Bitcoin production in May, up 91.4% month-over-month, directly reflects a full month’s contribution from the additional hashrate purchased in late April. Similarly, the new hashrate acquired at the end of May is expected to position the Company for another strong increase in Bitcoin production in June, as Bitcoin productions benefit from this expanded capacity throughout the entire month.”

Lu continued, “Consistent with our disciplined treasury management strategy, after suspending Bitcoin sales for almost four months, we opportunistically sold 178 BTC at an average price of $104,000 during the recent all-time high in May. These strategic sales enabled us to capitalize on favorable market conditions, efficiently cover operational expenses, and strengthen our liquidity. Our long-term conviction in Bitcoin is unchanged, and we will continue to hold a substantial balance while managing the business responsibly.”

BitFuFu Announces May 2025 Bitcoin Mining and Operational Updates

May 2025 Highlights (as of May 31, 2025)

Bitcoin Holdings and Production

●	Bitcoin Held: 1,709 BTC[1], a decrease of 199 BTC from April 30, 2025, due to proactive treasury sales.

●	Bitcoin Production: 400 BTC in May 2025, a 91.4% month-over-month increase, including 357 BTC from cloud mining and 43 BTC from self-mining.

Hashrate Overview

●	Total Hashrate Under Management: 34.1 EH/s, a 20.5% month-over-month increase, attributable to the increase in procured hashrate from suppliers and strong demand for cloud mining services. The majority of the added procured hashrate was generated from S21 series miners.

o	Self-Owned Hashrate[2]: 4.2 EH/s.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 29.9 EH/s.

o	Average Fleet Efficiency: 19.1 J/TH.

Power and Infrastructure

●	Total Power Capacity Under Management: 651 MW across five continents, a 15.0% month-over-month increase.

Mining Services

●	Cloud Mining Users: 615,559 registered users as of May 31, 2025.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

[1]	Includes 689 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers
[2]	Hashrate may be used for both self-mining and cloud-mining

BitFuFu Announces May 2025 Bitcoin Mining and Operational Updates

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

BitFuFu Investor Relations: ir@bitfufu.com

Charley Brady, Vice President of Investor Relations: charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Media Relations: pr@bitfufu.com

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